

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2014

Via E-mail
Kohei Takeuchi
Chief Financial Officer
Honda Motor Co., Ltd.
No. 1-1, 2-chome, Minami-Aoyama
Minato-ku, Tokyo 107-8556
Japan

> **Re: Honda Motor Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **Filed June 25, 2013**
> **File No. 1-7628**

Dear Mr. Takeuchi:

We refer you to our comment letter dated March 18, 2014 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
      Assistant Director
      Division of Corporation Finance